SCHEDULE 13G
13GINAC.


-Inacom Corp.
                               NAME OF ISSUER
-Common Equity
                       TITLE OF CLASS OF SECURITIES

-45323G109
                                 (CUSIP NUMBER)
  1)NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     -MANLEY FULLER ASSET MANAGEMENT
     -TIN 13-3754383

            2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      -(a)
      -(b)

  3)SEC USE ONLY
      -

  4)CITIZENSHIP OR PLACE OF ORGANIZATION
     -Delaware

  5)SOLE VOTING POWER
     -

  6)SHARED VOTING POWER
      -

  7)SOLE DISPOSITIVE POWER
     -4,300

  8)SHARED DISPOSITIVE POWER
     -

          9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     525,000

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*
      -

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   5.21%

12)TYPE OF REPORTING PERSON*
      -IA

ITEM 1(a).   NAME OF ISSUER:
                               -Inacom Corp.

ITEM 1(a).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                             -Troy, MI  48084

ITEM 2(a).   NAME OF PERSON FILING:
                    -Manley Fuller Asset Management, Inc.
ITEM 2(b).   ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                     -1185 Avenue of the Americas, 30th Floor
                             -New York  10036

ITEM 2(c).   CITIZENSHIP
                     -Delaware

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:
                              -Common Equity


ITEM 2(e).  CUSIP NUMBER:
                    -45323G109

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULES
13d-1 (b), OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A:

                (a) { }Broker or dealer registered under section 15 of the Act


                (b)   {  }Bank as defined in Section 3 (a) (6) of the Act


                (c)   {  }Insurance Company registered under
Section 3 (a) 19) of the Act

                (d) { }Investment Company registered Under Section 8 of the Investment Company Act

                (e)   { X }Investment Adviser registered
under Section 203 of the Investment Advisers Act of 1940

                (f) { } Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee (Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d1 (b) (1) (ii) (F)

                (g) { }Parent Holding Company, in accordance with Rule 13d-1 (b) (ii) (G);See item 7

                (h))   {  }Group, in accordance with Rule
13-d-1(b) (1) (ii) (H)

ITEM 4.  OWNERSHIP.

                   (a)  Amount beneficially owned:
                     525,000

                          (b)  Percent of Class:
                    5.21%

                   (c)  Number of shares as to which such person has:

                          (i)     Sole power to Vote or to direct the vote
                    520,700

                          (ii)    shared power to vote or to direct the vote
                                   N/A

                          (iii)  Sole power to dispose or to direct the
disposition of
                                  4,300

                           (iv)  shared power to dispose or to direct the
disposition of
                                   N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                N/A
ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
               N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
               N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
               N/A